On June 17, 2009, the Fund's Board of Trustees approved the termination of Dreman Value Management, LLC's ("DVM") investment sub-advisory agreement with the Fund. The sub-advisory agreement with DVM was no longer in effect as of close of business on August 17, 2009. On June 17, 2009, the Board of Trustees of the Fund approved the appointment of a new investment sub-adviser to the Fund, Manning & Napier Advisors, Inc. ("Manning & Napier"). Pursuant to this change, Manning & Napier entered into an interim investment sub-advisory agreement with Claymore Advisors, LLC, the Fund's investment adviser, and the Fund (the "Initial Interim Sub-Advisory Agreement"). Under the Initial Interim Sub-Advisory Agreement, the Adviser agreed to pay Manning & Napier 0.42% of the Fund's managed assets as compensation for its services. The Adviser is waiving 0.09% of the investment advisory fee and this waiver has been assumed by Manning & Napier.

On July 17, 2009, Claymore Group Inc., the parent of the Adviser, entered into an Agreement and Plan of Merger between and among Claymore Group Inc., Claymore Holdings, LLC and GuggClay Acquisition, Inc., (with the latter two entities being wholly-owned, indirect subsidiaries of Guggenheim Partners, LLC ("Guggenheim")) whereby GuggClay Acquisition, Inc. merged into Claymore Group Inc., which is the surviving entity (the "Transaction"). This transaction was completed on October 14, 2009 (the "Effective Date") and resulted in a change-of-control whereby Claymore Group Inc. and its subsidiaries, including the Adviser, became indirect, wholly-owned subsidiaries of Guggenheim. The Transaction is not expected to affect the daily operations of the Fund or the investment management activities of the Adviser.

On September 23, 2009, the Board of Trustees approved a new investment advisory agreement between the Fund and the Adviser (the "New Advisory Agreement") and a new investment sub-advisory agreement among the Fund, the Adviser and Manning & Napier (the "New Sub-Advisory Agreement" and together with the New Advisory Agreement, the "New Agreements"). Further, on September 23, 2009, the Board of Trustees recommended that the New Agreements be submitted to the shareholders of the Fund for their approval. The New Agreements would take effect with respect to the Fund upon their approval by the shareholders of the Fund and would have an initial term of one year. Thereafter, the New Agreements would continue in effect only if their continuance is approved by the Board of Trustees. Other than effective dates, there are no material differences between the terms of the New Advisory Agreement and those of the previous Advisory Agreement and between the terms of the New Sub-Advisory Agreement and those of the Initial Interim Sub-Advisory Agreement.

On November 4, 2009, Shareholders of the Fund approved the New Advisory Agreement between the Fund and Claymore Advisors LLC, and the New Sub-Advisory Agreement among the Fund, Claymore Advisors LLC, and Manning & Napier Advisors, Inc.